Exhibit 99.1

OneConnect Announces Third Quarter and Nine Months Ended
September 30, 2024 Unaudited Financial Results

Revenue from third-party overseas customers increased by 23.4% YoY in first three quarters of 2024

SHENZHEN, China — (PRNewswire) — OneConnect Financial Technology Co., Ltd. (“OneConnect” or the “Company”) (NYSE: OCFT and HKEX: 6638), a leading technology-as-a- service provider for the financial services industry in China, today announced its unaudited financial results for the third quarter and nine months ended September 30, 2024.

Third Quarter 2024 Financial Highlights

•	Revenue from continuing operations[1] was RMB417 million, compared to RMB807 million during the same period last year.

•	Gross margin of continuing operations was 32.7%, compared to 36.6% during the same period last year; non-IFRS gross margin of continuing operations was 35.6%, compared to 40.7% during the same period last year.

•	Net loss from continuing operations attributable to shareholders was RMB30 million, compared to RMB51 million during the same period last year. Net margin of continuing operations to shareholders was -7.1%, compared to -6.3% during the same period last year.

•	Net loss from continuing operations per basic and diluted ADS was RMB-0.81, compared to RMB-1.40 during the same period last year.

[1]	As previously reported, the Company completed the disposal of its virtual bank business (the “discontinued operations”) to Lufax Holding Ltd (“Lufax”) for a consideration of HK$933 million in cash on April 2, 2024. As a result of the disposal, the historical financial results of the Virtual Banking Business segment are now reflected as “discontinued operations” in the Company’s condensed consolidated financial information, and the historical financial results of the remaining business of the Company are now reflected as “continuing operations” in the Company’s condensed consolidated financial information for the nine months ended September 30, 2024 and for the comparative period in 2023.

In RMB’000, except percentages and per ADS amounts	Three Months Ended September 30		YoY	Nine Months Ended September 30		YoY
	2024	2023		2024	2023
Continuing operations
Revenue
Revenue from Ping An Group and Lufax[1]	180,643	536,836	-66.4%	1,116,242	1,798,984	-38.0%
Revenue from third-party customers[2]	236,464	269,871	-12.4%	716,634	840,708	-14.8%
Total	417,107	806,707	-48.3%	1,832,876	2,639,692	-30.6%
Gross profit	136,562	295,249		662,344	982,291
Gross margin	32.7%	36.6%		36.1%	37.2%
Non-IFRS gross margin	35.6%	40.7%		38.5%	40.3%
Operating loss	(50,290)	(55,854)		(155,792)	(172,222)
Operating margin	-12.1%	-6.9%		-8.5%	-6.5%

Net loss from continuing operations attributable to shareholders	(29,510)	(50,794)		(99,995)	(164,443)
Net margin of continuing operations to shareholders	-7.1%	-6.3%		-5.5%	-6.2%
Net loss from continuing operations per ADS[3], basic and diluted	(0.81)	(1.40)		(2.75)	(4.53)
Net profit/(loss) from continuing and discontinued operations attributable to shareholders	(29,510)	(90,901)		109,504	(281,366)
Net margin of continuing and discontinued operations to shareholders	-7.1%	-11.3%		6.0%	-10.7%
Earnings/(loss) from continuing and discontinued operations per ADS[3], basic and diluted	(0.81)	(2.50)		3.02	(7.75)

1	Reference is made to the announcement made by Ping An Group on October 21, 2024. Lufax became a subsidiary of Ping An Group on July 30, 2024. Therefore, the Company’s revenue from Ping An Group shown in this table included revenue from Lufax since July 30, 2024. Revenue from Lufax for the three months ended September 30, 2024 prior to its consolidation into Ping An Group was approximately RMB3 million and revenue from Lufax for the nine months ended September 30, 2024 prior to its consolidation into Ping An Group was approximately RMB116 million.

2	Third-party customers refer to each customer with revenue contribution of less than 5% of the Company’s total revenue in the relevant period. These customers are a key focus of the Company’s diversification strategy.

3	In RMB. Each ADS represents 30 ordinary shares.

Chairman, CEO and CFO Comments

Mr. Chongfeng Shen, Chairman of the Board and Chief Executive Officer, commented, “In a challenging macroeconomic environment, our topline experienced a year-over-year decline during the third quarter, largely due to a decrease in revenue from cloud services platform as we strategically phase out that segment. Nonetheless, we are encouraged by the sustained growth momentum in overseas markets reflected in the 23.4% year-over-year increase in revenue from third-party overseas customers during the first three quarters of the year. This achievement demonstrates the growing recognition our products and services are receiving from international customers. This is the result of our efforts to upgrade and integrate products, deepen customer engagement, develop innovative and collaborative business models, and expand overseas. Additionally, we achieved further year-over-year loss reduction through effective expense control measures. Looking forward, we remain steadfast in our commitment to strengthening our product competence leveraging AI technologies, capitalizing on overseas market opportunities, and enhancing operational efficiency as we pursue our mid-term profitability goal.”

Mr. Rubo Lin, Chief Financial Officer, commented, “In the third quarter of 2024, our net loss from continuing operations attributable to shareholders narrowed by 41.9% year-over-year. This improvement benefited from our continued financial discipline, which drove a 47.8% year-over-year decrease in operating expenses from continuing operations. Our IFRS gross margin and non-IFRS gross margin of continuing operations stood at 32.7% and 35.6% for the quarter, respectively. Going forward, we will focus on delivering more high-value products and enhancing our product standardization rate to expand our gross margin. Meanwhile, we will continue to optimize our cost structure while strategically investing in overseas expansion, and deepening partnerships with strategic and premium-plus customers. We are confident that these strategic initiatives will drive our future growth, creating additional value for our customers and shareholders.”

Revenue from Continuing Operations Breakdown

	Three Months Ended			Nine Months Ended
In RMB’000, except percentages	September 30		YoY	September 30		YoY
	2024	2023		2024	2023
Implementation	167,050	175,240	-4.7%	493,136	618,263	-20.2%
Transaction-based and support revenue
Business origination services	5,986	27,262	-78.0%	28,761	108,389	-73.5%
Risk management services	60,409	77,211	-21.8%	186,923	227,528	-17.8%
Operation support services	138,964	195,282	-28.8%	404,355	666,867	-39.4%
Cloud services platform	5,621	297,256	-98.1%	613,037	911,876	-32.8%
Post-implementation support services	20,156	13,524	49.0%	49,504	39,173	26.4%
Others	18,921	20,932	-9.6%	57,160	67,596	-15.4%
Sub-total for transaction-based and support revenue	250,057	631,467	-60.4%	1,339,740	2,021,429	-33.7%
Total Revenue from Continuing Operations	417,107	806,707	-48.3%	1,832,876	2,639,692	-30.6%

Revenue from continuing operations was RMB417 million in the third quarter of 2024, a decrease of 48.3% from RMB807 million during the same period last year, primarily due to a decrease of RMB292 million in revenue from cloud services platform. Implementation revenue was RMB167 million in the third quarter of 2024, a decrease of 4.7% from RMB175 million during the same period last year, mainly due to a decrease in demand for implementation of financial services systems in China. Revenue from business origination services was RMB6 million in the third quarter of 2024, a decrease of 78.0% from RMB27 million during the same period last year, primarily due to a decrease in transaction volumes from loan origination systems under digital credit management solutions. Revenue from risk management services was RMB60 million in the third quarter of 2024, a decrease of 21.8% from RMB77 million during the same period last year, mainly due to a decrease in transaction volumes from banking related risk analytic solutions. Revenue from operation support services was RMB139 million in the third quarter of 2024, a decrease of 28.8% from RMB195 million during the same period last year, primarily due to a shift in business model for a number of auto ecosystem service providers where the Company transitioned from acting as a contractor to a distributor, which impacted revenue recognition. Revenue from cloud services platform was RMB6 million in the third quarter of 2024, a decrease of 98.1% from RMB297 million during the same period last year, primarily due to the strategic phasing out of the cloud services since July 2024, details of which were previously disclosed in our announcement dated July 11, 2024 regarding an update on our business operations. Revenue from post-implementation support services was RMB20 million in the third quarter of 2024, an increase of 49.0% from RMB14 million during the same period last year, primarily due to increased demand for our post-implementation support services from our overseas customers.

	Three Months Ended			Nine Months Ended
In RMB’000, except percentages	September 30		YoY	September 30		YoY
	2024	2023		2024	2023
Digital Banking segment	105,513	201,290	-47.6%	367,345	695,359	-47.2%
Digital Insurance segment	142,511	148,659	-4.1%	401,488	515,903	-22.2%
Gamma Platform segment	169,083	456,758	-63.0%	1,064,043	1,428,430	-25.5%
Total Revenue from Continuing Operations	417,107	806,707	-48.3%	1,832,876	2,639,692	-30.6%

Revenue from Gamma Platform segment was RMB169 million in the third quarter of 2024, a decrease of 63.0% from RMB457 million during the same period last year, primarily due to the strategic phasing out of cloud services. Revenue from Digital Banking segment was RMB106 million in the third quarter of 2024, a decrease of 47.6% from RMB201 million during the same period last year, mainly due to a decrease in transaction volumes from business origination and risk management services. Revenue from Digital Insurance segment was RMB143 million in the third quarter of 2024, a decrease of 4.1% from RMB149 million during the same period last year, primarily due to a shift in business model for a number of auto ecosystem service providers where the Company transitioned from acting as a contractor to a distributor, which impacted revenue recognition.

Third Quarter 2024 Financial Results

Revenue from Continuing Operations

Revenue from continuing operations was RMB417 million in the third quarter of 2024, a decrease of 48.3% from RMB807 million during the same period last year, primarily due to a decrease in revenue from cloud services platform.

Cost of Revenue from Continuing Operations

Cost of revenue from continuing operations was RMB281 million in the third quarter of 2024, a decrease of 45.1% from RMB511 million during the same period last year, which is in line with the decrease in revenue.

Gross Profit from Continuing Operations

Gross profit from continuing operations was RMB137 million in the third quarter of 2024, compared to RMB295 million during the same period last year. Gross margin of continuing operations was 32.7%, compared to 36.6% in the prior year. The decrease in gross margin of continuing operations was mainly due to reduction in economies of scale caused by the decrease in revenue. Non-IFRS gross margin of continuing operations was 35.6%, compared to 40.7% in the prior year. For a reconciliation of the Company’s IFRS and non-IFRS gross margin, please refer to “Reconciliation of IFRS and Non-IFRS Results for continuing operations (Unaudited).”

Operating Loss and Expenses from Continuing Operations

Total operating expenses from continuing operations were RMB190 million in the third quarter of 2024, compared to RMB364 million during the same period last year. As a percentage of revenue, total operating expenses from continuing operations slightly increased by 0.5ppt to 45.6% from 45.1% during the same period last year.

•	Research and Development expenses from continuing operations were RMB70 million in the third quarter of 2024, compared to RMB230 million during the same period last year. The decline was mainly due to the Company’s proactive adjustment of its business structure and its return on investment driven approach to manage research and development projects. As a percentage of revenue, research and development expenses from continuing operations decreased to 16.7% from 28.5% in the prior year.

•	Sales and Marketing expenses from continuing operations were RMB46 million in the third quarter of 2024, compared to RMB66 million during the same period last year. The decline was mainly due to a decrease in personnel costs associated with the enhancement of sales efficiency and capabilities. As a percentage of revenue, sales and marketing expenses from continuing operations slightly increased to 10.9% from 8.2% in the prior year.

•	General and Administrative expenses from continuing operations were RMB75 million in the third quarter of 2024, compared to RMB68 million during the same period last year. As a percentage of revenue, general and administrative expenses from continuing operations increased to 17.9% from 8.4% during the same period last year.

Operating loss from continuing operations was RMB50 million in the third quarter of 2024, compared to RMB56 million during the same period last year. Operating margin of continuing operations was -12.1%, compared to -6.9% in the prior year.

Net Loss from Continuing Operations Attributable to Shareholders

Net loss from continuing operations attributable to OneConnect’s shareholders was RMB30 million in the third quarter of 2024, a decrease of 41.9% from RMB51 million during the same period last year. Net loss from continuing operations attributable to OneConnect’s shareholders per basic and diluted ADS was RMB-0.81, compared to RMB-1.40 during the same period last year. Weighted average number of ordinary shares in the third quarter of 2024 was 1,089,589,125.

Cash Flow

For the third quarter of 2024, net cash used in operating activities was RMB34 million, net cash generated from investing activities was RMB365 million, and net cash used in financing activities was RMB106 million.

Conference Call Information

Date/Time	Thursday, November 14, 2024 at 7:00 a.m., U.S. Eastern time Thursday, November 14, 2024 at 8:00 p.m., Hong Kong time

Online registration	https://www.netroadshow.com/events/login?show=44204564&confId=73180

The financial results and an archived transcript will be available at OneConnect’s investor relations website at ir.ocft.com.

About OneConnect

OneConnect Financial Technology Co., Ltd. is a technology-as-a-service provider for financial services industry. The Company integrates extensive financial services industry expertise with market-leading technology to provide technology applications and technology-enabled business services to financial institutions. The integrated solutions and platform the Company provides include digital banking solution, digital insurance solution and Gamma Platform, which is a technology infrastructural platform for financial institutions. The Company’s solutions enable its customers’ digital transformations, which help them improve efficiency, enhance service quality, and reduce costs and risks.

The Company has established long-term cooperation relationships with financial institutions to address their needs of digital transformation. The Company has also expanded its services to other participants in the value chain to support the digital transformation of financial services eco-system. In addition, the Company has successfully exported its technology solutions to overseas financial institutions.

For more information, please visit ir.ocft.com.

Safe Harbor Statement

This press release contains forward- looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s limited operating history in the technology-as-a-service for financial institutions industry; its ability to achieve or sustain profitability; the tightening of laws, regulations or standards in the financial services industry; the Company’s ability to comply with the evolving regulatory requirements in the PRC and other jurisdictions where it operates; its ability to comply with existing or future laws and regulations related to data protection or data security; its ability to maintain and enlarge the customer base or strengthen customer engagement; its ability to maintain its relationship and engagement with Ping An Group and its related parties, which are its strategic partner, most important customer and largest supplier; its ability to compete effectively to serve China’s financial institutions; the effectiveness of its technologies, its ability to maintain and improve technology infrastructure and security measures; its ability to protect its intellectual property and proprietary rights; its ability to maintain or expand relationship with its business partners and the failure of its partners to perform in accordance with expectations; its ability to protect or promote its brand and reputation; its ability to timely implement and deploy its solutions; its ability to obtain additional capital when desired; litigation and negative publicity surrounding China-based companies listed in the U.S.; disruptions in the financial markets and business and economic conditions; the Company’s ability to pursue and achieve optimal results from acquisition or expansion opportunities; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Use of Unaudited Non-IFRS Financial Measures

The unaudited consolidated financial information is prepared in accordance with IFRS Accounting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). Non-IFRS measures are used in gross profit and gross margin, adjusted to exclude non-cash items, which consist of amortization of intangible assets recognized in cost of revenue, depreciation of property and equipment recognized in cost of revenue, and share-based compensation expenses recognized in cost of revenue. OneConnect’s management regularly review non-IFRS gross profit and non-IFRS gross margin to assess the performance of our business. By excluding non-cash items, these financial metrics allow OneConnect’s management to evaluate the cash conversion of one dollar revenue on gross profit. OneConnect uses these non-IFRS financial measures to evaluate its ongoing operations and for internal planning and forecasting purposes. OneConnect believes that non-IFRS financial information, when taken collectively, is helpful to investors because it provides consistency and comparability with past financial performance, facilitates period-to-period comparisons of results of operations, and assists in comparisons with other companies, many of which use similar financial information. OneConnect also believes that presentation of the non-IFRS financial measures provides useful information to its investors regarding its results of operations because it allows investors greater transparency to the information used by OneConnect’s management in its financial and operational decision making so that investors can see through the eyes of the OneConnect’s management regarding important financial metrics that the management uses to run the business as well as allowing investors to better understand OneConnect’s performance. However, non-IFRS financial information is presented for supplemental informational purposes only, and should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from similarly-titled non-IFRS measures used by other companies. In light of the foregoing limitations, you should not consider non-IFRS financial measure in isolation from or as an alternative to the financial measure prepared in accordance with IFRS. Whenever OneConnect uses a non-IFRS financial measure, a reconciliation is provided to the most closely applicable financial measure stated in accordance with IFRS. You are encouraged to review the related IFRS financial measures and the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures. For more information on non-IFRS financial measures, please see the table captioned “Reconciliation of IFRS and non-IFRS results (Unaudited)” set forth at the end of this press release.

Contacts

Investor Relations:

OCFT IR Team

OCFT_IR@ocft.com

Media Relations:

OCFT PR Team

pub_jryztppxcb@pingan.com.cn

ONECONNECT
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2024	2023	2024	2023
	RMB’000	RMB’000	RMB’000	RMB’000
Continuing operations
Revenue	417,107	806,707	1,832,876	2,639,692
Cost of revenue	(280,545)	(511,458)	(1,170,532)	(1,657,401)
Gross profit	136,562	295,249	662,344	982,291
Research and development expenses	(69,795)	(230,189)	(469,435)	(758,228)
Selling and marketing expenses	(45,665)	(66,290)	(138,233)	(182,320)
General and administrative expenses	(74,695)	(67,728)	(220,722)	(240,845)
Net impairment losses on financial and contract assets	(4,592)	(451)	(27,825)	(33,255)
Other income, gains or loss – net	7,895	13,555	38,079	60,135
Operating loss	(50,290)	(55,854)	(155,792)	(172,222)
Finance income	18,138	8,063	47,824	19,579
Finance costs	(3,959)	(2,466)	(11,947)	(13,919)
Finance income – net	14,179	5,597	35,877	5,660
Share of gain/(loss) of associate and joint venture – net	–	(2,550)	–	4,607
Impairment charges on associate	–	–	–	(7,157)
Loss before income tax	(36,111)	(52,807)	(119,915)	(169,112)
Income tax benefit/(expense)	190	(1,341)	2,536	(6,743)
Loss from continuing operations	(35,921)	(54,148)	(117,379)	(175,855)
Profit/(loss) from discontinued operations	–	(40,107)	209,499	(116,923)
Profit/(loss) for the period	(35,921)	(94,255)	92,120	(292,778)

	Three Months Ended September 30		Nine Months Ended September 30
	2024	2023	2024	2023
	RMB’000	RMB’000	RMB’000	RMB’000
Profit/(loss) attributable to:
– Owners of the Company	(29,510)	(90,901)	109,504	(281,366)
– Non-controlling interests	(6,411)	(3,354)	(17,384)	(11,412)
	(35,921)	(94,255)	92,120	(292,778)
Other comprehensive income/(loss), net of tax:
Items that may be subsequently reclassified to profit or loss
– Foreign currency translation differences	(2,282)	(693)	(4,927)	(5,556)
– Exchange differences on translation of discontinued operations	–	(3,195)	177	19,038
– Changes in the fair value of debt instruments measured at fair value through other comprehensive income of discontinued operations	–	3,299	6,056	4,356
– Disposal of subsidiaries	–	–	18,237	–
Item that will not be reclassified subsequently to profit or loss
– Foreign currency translation differences	(32,452)	(7,314)	(18,644)	36,877
Other comprehensive income for the period, net of tax	(34,734)	(7,903)	899	54,715
Total comprehensive income/(loss) for the period	(70,655)	(102,158)	93,019	(238,063)
Total comprehensive income/(loss) attributable to:
– Owners of the Company	(64,244)	(98,804)	110,403	(226,651)
– Non-controlling interests	(6,411)	(3,354)	(17,384)	(11,412)
	(70,655)	(102,158)	93,019	(238,063)

	Three Months Ended September 30		Nine Months Ended September 30
	2024	2023	2024	2023
	RMB’000	RMB’000	RMB’000	RMB’000
Total comprehensive income/(loss) attributable to owners of the Company arises from:
– Continuing operations	(64,244)	(58,801)	(105,329)	(133,122)
– Discontinued operations	–	(40,003)	215,732	(93,529)
	(64,244)	(98,804)	110,403	(226,651)
Loss from continuing operations per share attributable to the owners of the Company (expressed in RMB per share)
– Basic and diluted	(0.03)	(0.05)	(0.09)	(0.15)
Loss from continuing operations per ADS attributable to the owners of the Company (expressed in RMB per share)
– Basic and diluted	(0.81)	(1.40)	(2.75)	(4.53)
Earnings/(loss) per share attributable to the owners of the Company (expressed in RMB per share)
– Basic and diluted	(0.03)	(0.08)	0.10	(0.26)
Earnings/(loss) per ADS attributable to the owners of the Company (expressed in RMB per share)
– Basic and diluted	(0.81)	(2.50)	3.02	(7.75)

ONECONNECT

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	September 30 2024	December 31 2023
	RMB’000	RMB’000
ASSETS
Non-current assets
Property and equipment	52,528	85,076
Intangible assets	333,537	471,371
Deferred tax assets	768,398	768,276
Financial assets measured at fair value through other comprehensive income	3,204	1,372,685
Restricted cash and time deposits over three months	–	5,319
Prepayments and other receivables	7,193	6,663
Trade receivables – Non-current	7,007	–
Total non-current assets	1,171,867	2,709,390

Current assets
Trade receivables	702,077	710,669
Contract assets	46,394	95,825
Prepayments and other receivables	394,376	905,691
Financial assets measured at amortized cost from virtual bank	–	3,081
Financial assets measured at fair value through other comprehensive income	–	853,453
Financial assets measured at fair value through profit or loss	290,514	925,204
Derivative financial assets	29,518	38,008
Restricted cash and time deposits over three months	466,063	447,564
Cash and cash equivalents	1,643,654	1,379,473
Total current assets	3,572,596	5,358,968

Total assets	4,744,463	8,068,358

	September 30 2024	December 31 2023
	RMB’000	RMB’000
EQUITY AND LIABILITIES
EQUITY
Share capital	78	78
Shares held for share option scheme	(149,544)	(149,544)
Other reserves	10,993,160	10,989,851
Accumulated losses	(7,764,110)	(7,873,614)
Equity attributable to equity owners of the Company	3,079,584	2,966,771
Non-controlling interests	(36,363)	(18,979)
Total equity	3,043,221	2,947,792

LIABILITIES
Non-current liabilities
Trade and other payables	11,174	28,283
Contract liabilities	14,259	17,126
Deferred tax liabilities	–	2,079
Total non-current liabilities	25,433	47,488

Current liabilities
Trade and other payables	1,216,818	1,981,288
Payroll and welfare payables	285,386	385,908
Contract liabilities	121,733	138,563
Short-term borrowings	48,430	251,732
Customer deposits	–	2,261,214
Other financial liabilities from virtual bank	–	54,373
Derivative financial liabilities	3,442	–
Total current liabilities	1,675,809	5,073,078

Total liabilities	1,701,242	5,120,566

Total equity and liabilities	4,744,463	8,068,358

ONECONNECT

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2024	2023	2024	2023
	RMB’000	RMB’000	RMB’000	RMB’000
Net cash used in operating activities	(34,081)	(189,646)	(332,074)	(822,560)
Net cash generated from investing activities	365,495	217,770	845,793	515,889
Net cash used in financing activities	(106,056)	(92,331)	(235,848)	(181,232)
Net increase/(decrease) in cash and cash equivalents	225,358	(64,207)	277,871	(487,903)
Cash and cash equivalents at the beginning of the period	1,438,886	1,519,513	1,379,473	1,907,776
Effects of exchange rate changes on cash and cash equivalents	(20,590)	(3,750)	(13,690)	31,683
Cash and cash equivalents at the end of period	1,643,654	1,451,556	1,643,654	1,451,556

ONECONNECT
RECONCILIATION OF IFRS AND NON-IFRS RESULTS
FOR CONTINUING OPERATIONS
(Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2024	2023	2024	2023
	RMB’000	RMB’000	RMB’000	RMB’000
Gross profit from continuing operations	136,562	295,249	662,344	982,291
Gross margin of continuing operations	32.7%	36.60%	36.1%	37.20%
Non-IFRS adjustment
Amortization of intangible assets recognized in cost of revenue	11,000	30,969	40,228	74,552
Depreciation of property and equipment recognized in cost of revenue	975	1,149	3,183	3,972
Share-based compensation expenses recognized in cost of revenue	31	1,125	593	2,455
Non-IFRS gross profit from continuing operations	148,568	328,492	706,348	1,063,270
Non-IFRS gross margin of continuing operations	35.6%	40.7%	38.5%	40.3%

Source: OneConnect Financial Technology Co., Ltd.